Exhibit 99.1

JX Luxventure Limited Expands Its Product Portfolio And Signs

USD50,000,000 Automobile Sales Agreement

A total amount of USD150,000,000 major contracts signed in 2022

Haikou, CHINA, July 26, 2022— JX Luxventure Limited (Nasdaq: LLL) (the “Company”), a company delivering comprehensive products solutions to global high-net-worth families serviced by our business customers with business segments covering menswear, cross-border merchandise and tourism, announced today that its subsidiary, Jin Xuan (Hainan) Holding Co., Ltd. (“JX Hainan”), entered into and executed a Cooperation Agreement (the “Agreement”) with Kaiwo International Trading Co.,Ltd. (“Kaiwo”) on July 26, 2022, which is the first day of the China International Consumer Products Expo held in Haikou. (“Kaiwo”). Kaiwo is an automobile distributor and holds one of the limited number of duty-free car importer licenses (“Duty Free Import License”) in China. Pursuant to the Agreement, Kaiwo will sell high-end foreign luxury automobiles supplied by JX Hainan under the Duty-Free Import License in the amount of up to USD50,000,000.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company, commented: “The demand for high end foreign luxury automobiles remains strong in China, the world’s largest automobile market. We have decided to expand into the high-end automobile business through our cross-border merchandise segment to capture the market potential. We are pleased to sign our first major automobile contract and start building the business relationship with Kaiwo. I believe our cross-border merchandise business segment will transform into a significant revenue contributor in 2022.”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a company delivering comprehensive products solutions to global high-net-worth families serviced by our business customers with business segments covering menswear, cross-border merchandise and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Limited

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